 Exhibit 99.22

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Allied Gold Corporation (the “Company”)

200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200

Toronto, Ontario M5J 2J3

Item 2. Date of Material Change

October 8, 2024

Item 3. News Release

News releases were disseminated through Canada Newswire on October 8, 2024 and October 18, 2024, and subsequently filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4. Summary of Material Change

On October 8, 2024, the Company closed its previously announced overnight marketed public offering of 62,000,000 common shares (the “Common Shares”) at a price of $3.10 per share for aggregate gross proceeds of $192,200,000, and closed the over-allotment option on October 18, 2024 (the “Offering”).

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On October 8, 2024, the Company closed its previously announced Offering of 62,000,000 Common Shares at a price of $3.10 per Common Share for aggregate gross proceeds of $192,200,000, and closed the over-allotment option on October 18, 2024.

The Offering was completed pursuant to an underwriting agreement dated October 3, 2024 entered into between the Company and a syndicate of underwriters co-led by Canaccord Genuity Corp. and National Bank Financial Inc., and including CIBC Capital Markets, Stifel Nicolaus Canada Inc., BMO Capital Markets, SCP Resource Finance LP and Hannam & Partners (collectively, the “Underwriters”). In connection with the Offering, the Company paid the Underwriters a cash commission equal to 4.5% of the gross proceeds, other than on sales of an aggregate of 8,377,000 Common Shares to purchasers on a president’s list, for which the Underwriter’s received a cash commission of 2.0%.

The Company intends to use the net proceeds of the Offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk construction project. The Offering is part of the Company's previously announced broader financing plan, which includes a gold stream and gold prepay facility on the Kurmuk project, intended to enhance financial flexibility to unlock significant value.

The Offering was completed by way of (final) short form prospectus supplement (the “Prospectus Supplement”) dated October 3, 2024, to the Company’s short form base shelf prospectus dated October 1, 2024 (the “Base Shelf Prospectus”), and on a private placement basis by way of a confidential offering memorandum pursuant to certain exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws. Copies of the Prospectus Supplement and the accompanying Base Shelf Prospectus are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Peter Marrone, Justin Dibb, Jason LeBlanc and Jane Sadowsky (the “Participating Insiders”), directors and officers of the Company, participated in the Offering and were issued 871,000 Common Shares, 871,000 Common Shares, 80,500 Common Shares and 54,500 Common Shares, respectively, for a total of 1,877,000 Common Shares for aggregate gross proceeds of $5,818,700. The Participating Insiders’ participation in the Offering constitutes a “related party transaction” as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“61-101”). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements contained in sections 5.5(a) and 5.7(1)(a) of 61-101 in respect of the Offering as neither the fair market value of the securities issued to the Participating Insiders nor the consideration paid by the Participating Insiders for such securities exceed 25% of the Company’s market capitalization. The Offering was approved by the Board of Directors of the Company, and no materially contrary view was expressed by any director.

The Company did not file a material change report 21 days prior to closing of the Offering as the participation of the Participating Insiders in the Offering had not been confirmed at that time.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Contact:	Sofia Tsakos
Phone:	(416) 363-4435

Item 9. Date of Report

October 18, 2024

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This material change report contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. Forward-looking information included in this material change report includes, without limitation, statements with respect to the anticipated use of the net proceeds from the Offering. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include any necessary re-allocation of proceeds from the Offering for prudent business reasons; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; risks related to the Company’s expansion and optimization plans referred to herein not being met within the timeframe anticipated, or at all; counterparty, credit, liquidity and interest rate risks and access to financing; risks related to the Company’s current alternative financing initiatives not being met within the timeframes anticipated, or at all; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; risks related to dependence on products produced from the Company’s key mining assets; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; vulnerability of information systems including cyber attacks; as well as those factors discussed in the section entitled “Economic Trends, Business Risks and Uncertainties” in the Company’s interim management’s discussion and analysis for the three and six months ended June 30, 2024 and the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2023, both of which are available at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and goals, including the intended use of proceeds from the Offering, and may not be appropriate for other purposes.